

Orla Mining Reports Second Quarter 2022 Results and Reconfirms 2022 Annual Production and Cost Guidance
Record Quarterly Production Supporting Strong Cash Flow Generation

VANCOUVER, BC – August 8, 2022 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") today announces the results for the second quarter ended June 30, 2022.

(All amounts are in U.S. dollars unless otherwise stated)

HIGHLIGHTS:

- Total gold production of 25,672 ounces in the second quarter of 2022, and 48,704 ounces year to date, in line with plan.

- Total cash cost and all-in sustaining costs ("AISC") for the second quarter were $439 and $601 per ounce of gold sold[1], respectively.

- Gold production guidance for the full year 2022 is maintained at 90,000 to 100,000 ounces at AISC of $600 to $700 per ounce of gold sold.

- During the quarter, cash flow from operating activities before changes in non-cash working capital was $20.7 million, and free cash flow[1] totalled $28.7 million. Orla had a cash balance of $66.7 million at June 30, 2022.

- Adjusted earnings for the second quarter of $11.0 million or $0.04 per share, after adjusting for certain non-cash and non-recurring items.[1]

- Net loss of $0.6 million or $0.00 per share. Net loss was impacted by a non-cash expense of $10.7 million related to the unamortized portion of the Camino Rojo project loan costs which were expensed upon the early repayment of the facility during the quarter.

- Commercial production was declared at the Camino Rojo Oxide Mine ("Camino Rojo") effective April 1, 2022.

- Camino Rojo's processing throughput for the second quarter exceeded nameplate capacity, achieving an average of 18,245 tonnes per day.

- Announced acquisition of Gold Standard Ventures Corp. ("Gold Standard"), the owner of the South Railroad Project ("South Railroad"), a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada.

- Refinanced the Camino Rojo project finance facility with a $150 million secured credit facility composed of a $100 million term facility and a $50 million revolving facility.

"In our first quarter since achieving commercial production, Camino Rojo continued to demonstrate its unique status as a very low-cost, cash generating operation. We continue to deliver on our operating and development milestones, and we are on track to achieving 2022 guidance," said Jason Simpson, President and Chief Executive Officer of Orla. "We look forward to closing the acquisition of Gold Standard and deploying our growing financial resources in the advancement of the South Railroad Project in Nevada."

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[1] Cash cost, AISC, free cash flow and adjusted earnings are non-GAAP measures. See the "*Non-GAAP Measures*" section of this news release for additional information. Adjusted earnings for the second quarter 2022 includes the following adjustments: $10.7 million non-cash expense related to the unamortized portion of the Camino Rojo project loan, $2.5 million loss related to the premium paid on early repayment of the project loan, and $1.6 million unrealized foreign exchange gain.

FINANCIAL AND OPERATIONS UPDATE

Table 1: Financial and Operating Highlights		Q2 - 2022	YTD 2022
Operating			
Gold Produced	oz	25,672	48,704
Gold Sold	oz	25,431	46,315
Average Realized Gold Price[1]	$/oz	$1,872	$1,879
Cost of Sales – Operating Cost	$M	$10.8	N/A
Cash Cost per Ounce[1]	$/oz	$439	N/A
All-in Sustaining Cost per Ounce[1]	$/oz	$601	N/A
Financial			
Revenue	$M	$47.8	$87.4
Net Income (loss)	$M	$(0.6)	$18.2
Adjusted Earnings[1]	$M	$11.0	$30.8
Earnings (loss) per Share – basic	$/sh	$(0.00)	$0.07
Adjusted Earnings per Share – basic[1]	$/sh	$0.04	$0.12
Cash Flow from Operating Activities before Changes in Non-cash Working Capital	$M	$20.7	$40.5
Free Cash Flow[1]	$M	$28.7	$45.1
Financial Position		**June 30, 2022**	**Dec 31, 2021**
Cash and Cash Equivalents	$M	$66.7	$20.5
Net Debt[1]	$M	$100.3	$140.8

1.   "Average Realized Gold Price", "Cash Cost per Ounce", "All-in Sustaining Cost per Ounce", "Adjusted Earnings", "Adjusted Earnings per Share – basic", "Free Cash Flow", and "Net Debt" are non-GAAP measures. See the "*Non-GAAP Measures*" section of this news release for additional information.

CAMINO ROJO OXIDE OPERATIONS UPDATE

During the quarter, site activities were focused on mining and processing operations. Commercial production at Camino Rojo was declared effective April 1, 2022.

Camino Rojo produced 25,672 ounces of gold in the second quarter of 2022. The average daily stacking throughput for the quarter was above design capacity at 18,245 tonnes per day. Mining rates have steadily increased averaging 36,760 tonnes per day in the second quarter. Mined ore tonnes are reconciling well to the block model and process recoveries to date are in line with the metallurgical recovery model.

CAMINO ROJO SULPHIDE PROJECT UPDATE

During the quarter, the Company provided a summary of Phase 1 metallurgical test results on its Camino Rojo sulphide deposit (the "Sulphide Project" or "Camino Rojo Sulphides"), located in Zacatecas, Mexico[2].

The Phase 1 metallurgical program has greatly increased Orla's understanding of metallurgical characteristics of Camino Rojo Sulphides and appears to open up multiple processing options for the Camino Rojo Sulphides relative to what was suggested by previous work. The results confirm potential for a standalone processing option for the Camino Rojo Sulphides. The Company continues to work towards determining the optimal development plan with the goal of generating the greatest value for stakeholders. The metallurgical recoveries and geometallurgical zones will be used to determine new cut-off grades for open pit and underground mine designs. The respective mine designs will be used to support an updated sulphide mineral resource estimate, which is currently in progress, and will form the basis of a Preliminary Economic Assessment (the "PEA") on the Sulphide Project targeted for end of year 2022. Work planned in 2022 includes the following:

- Completion of 8,250-metre, Phase 2 Sulphide Project drill program to reinforce the geologic model and to continue to confirm the continuity of wide zones of higher-grade gold mineralization. The program has commenced on the first of 15 diamond drill holes and results are expected in the second half of 2022.

- Update of resource estimate for the Camino Rojo Sulphides.

- Completion of Phase 1 metallurgical test program, finalize the process design criteria, and develop the financial model for the selected mining and processing options as part of the PEA.

EXPLORATION PROGRAM

Drilling across the portfolio began in April after preparations during the first quarter. Exploration spending for 2022 is expected to total $15 million, with $10 million allocated to activities in Mexico and $5 million allocated to activities in Panama.

At Camino Rojo in Mexico, near-mine and regional exploration in 2022 is focused on increasing oxide reserves, supporting advancement of the sulphide deposit development scenario options, and testing priority targets defined in 2021 in an effort to make new satellite discoveries. Near-mine work will include oxide resource drilling on the Fresnillo layback area, a Phase 2 infill drill program on the Sulphides deposit to support an updated resource estimate. Regional exploration work will include reverse circulation drilling and continued target definition activities. Phase 2 of the Sulphides program is underway, with five oriented diamond drill holes completed since the program began in April. This current phase of drilling is infilling between Phase 1 north-to-south drill holes, reducing the spacing between south-azimuth drill holes to 150-200m. Drill results are pending.

In early 2022, a northwest dipping fault with significant shallow historical gold and silver intersections was identified as a near mine exploration target. A short program, consisting of approximately 3,000m of diamond drilling, was undertaken to test the metal potential of the structure over a 1km strike length

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[2] See the Company's press release dated May 9, 2022 entitled "Orla Mining Announces Positive Initial Metallurgical Results on Camino Rojo Sulphide Project".

southwest of the Camino Rojo Oxide pit, to a depth of approximately 300m. This drill program is approximately 60% complete. Drill results are pending.

On the Camino Rojo regional program, reverse circulation ("RC") drilling, testing high priority, near-mine target areas along the Camino Rojo mine trend is underway, with 25% of the program completed. Highest priority targets are expected to be drilled in the second half of 2022, pending finalization of land access agreements and issuance of permits.

The 2022 Cerro Quema exploration program will consist of infill, metallurgical, and expansion (step-out) drilling of known deposits, drill testing exploration targets defined by recent geochemical soil sampling, geophysical Induced Polarization ("IP") surveys, bedrock mapping, prospecting, and in some cases, historical drilling. In total, 11,700m of drilling is planned in 2022 for Panama.

In the second quarter of 2022, drilling at Cerro Quema was completed at the La Prieta and La Pelona targets. Diamond drilling at Cerro Quema will continue through the second half of 2022, with drills moving to metallurgical, infill and expansion drilling at Caballito, Quemita and Pelona. Drill results are being finalized.

GOLD STANDARD VENTURES ACQUISITION

On June 13, 2022, Orla and Gold Standard announced that they had entered into a definitive agreement whereby Orla would acquire all of the issued and outstanding shares of Gold Standard by way of a court-approved plan of arrangement (the "Transaction"). For more details, please see the June 13, 2022 press release: *Orla Mining Expands into Nevada with Acquisition of Gold Standard Ventures*.

Gold Standard's key asset is the 100%-owned South Railroad Project, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada. In February 2022, Gold Standard completed a robust Feasibility Study and permitting activities are currently underway. Gold Standard also owns the Lewis Project, a large, strategically located, prospective land package on the Battle Mountain trend in Nevada.

Under the terms of the Transaction, Gold Standard shareholders will receive, in exchange for each Gold Standard common share (a "Gold Standard Share") held, 0.1193 of a common share of Orla (each whole share, an "Orla Share") and C$0.0001 (the "Consideration"). The Consideration implies a purchase price of C$0.655 per Gold Standard Share, or gross consideration of C$242 million, and represents a 35% premium based on the close of Gold Standard's and Orla's share price on the Toronto Stock Exchange ("TSX") on June 10, 2022 and a 35% premium based on Gold Standard's 10-day volume weighted average price on the TSX for the period ended June 10, 2022. Existing shareholders of Orla and Gold Standard will own approximately 87% and 13% of the pro forma company, respectively, following the close of the Transaction.

Following a shareholder vote at a meeting of Gold Standard securityholders to be held on August 9, 2022, the Transaction is anticipated to close mid-August.

GUIDANCE

2022 guidance remains unchanged:

Table 2: 2022 Operational Guidance and Outlook[1]

Gold Production	oz	90,000 – 100,000
All-in Sustaining Costs ("AISC")[2,3]	$/oz Au sold	$600 - $700
Capital Expenditures[3]		
Sustaining Capital Expenditures	$M	$5
Non-Sustaining Capital Expenditures	$M	$20
Total Capital Expenditures	**$M**	**$25**
Exploration[3]		
Mexico	$M	$10
Panama	$M	$5
Total Exploration	**$M**	**$15**

1. The outlook includes full-year 2022 figures except for AISC which is calculated from Q2-Q4 2022.
2. AISC is a non-GAAP measure. See the "*Non-GAAP Measures*" section of this news release for additional information.
3. Exchange rates used to forecast cost metrics include MXN/USD of 20.0 and CAD/USD of 1.25

CONSOLIDATED FINANCIAL STATEMENTS

Orla's unaudited interim financial statements and management's discussion and analysis for the three and six months ended June 30, 2022, are available on the Company's website at www.orlamining.com, and under the Company's profiles on SEDAR and EDGAR.

Qualified Persons Statement

The scientific and technical information related to Camino Rojo and Cerro Quema in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 standards.

SECOND QUARTER 2022 CONFERENCE CALL

Orla will host a conference call on Tuesday, August 9, 2022, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the second quarter 2022:

Dial-In Numbers:

Conference ID: 5844017

Toll Free: 1 (888) 550-5302

International: 1 (646) 960-0685

Webcast: https://orlamining.com/investors/presentations-and-events/

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Central Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold



project entitled *"Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico"* dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com. Orla also owns 100% of Cerro Quema located in Panama which includes a near-term gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled *"Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama"* dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical report is also available on Orla's website at www.orlamining.com.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Non-GAAP Measures

The Company has included certain performance measures in this press release which are not specified, defined, or determined under generally accepted accounting principles (in the Company's case, International Financial Reporting Standards ("IFRS"")). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles ("GAAP").

In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	Three months ended June 30		Six months ended June 30	
	2022	2021	2022	2021
Revenue	$ 47,797	—	$ 87,442	—
Silver sales	(197)	—	(416)	—
Gold sales	47,600	—	87,026	—
Ounces of gold sold	25,431	—	46,315	—
AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD	$ 1,872	—	$ 1,879	—

NET DEBT

Net debt is calculated as total debt adjusted for unamortized deferred financing charges less cash and cash equivalents and short-term investments at the end of the reporting period. This measure is used by management to measure the Company's debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company's leverage.

NET DEBT	June 30, 2022	December 31, 2021
Current portion of long term debt	$ 32,135	$ 25,293
Long term debt	134,866	136,060
Less: Cash and cash equivalents	(66,743)	(20,516)
NET DEBT	$ 100,258	$ 140,837

ADJUSTED EARNINGS (LOSS)

Adjusted earnings (loss) excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to investors because they are important indicators of the strength of our operations and the performance of our core business.

ADJUSTED EARNINGS	Three months ended June 30		Six months ended June 30	
	2022	2021	2022	2021
Net income (loss) for the period	$ (597)	$ (899)	$ 18,185	$ (11,706)
Unrealized foreign exchange	(1,634)	(5,080)	(621)	(2,106)
Loss on early settlement of project loan	13,219	—	13,219	—
ADJUSTED EARNINGS (LOSS)	$ 10,988	$ (5,979)	$ 30,783	$ (13,812)
Millions of shares outstanding – basic	253.3	237.7	250.6	235.9
Adjusted earnings (loss) per share – basic	$ 0.04	$ (0.03)	$ 0.12	$ (0.06)

FREE CASH FLOW

The Company believes certain investors and analysts use Free Cash Flow to evaluate the Company's operating cash flow capacity to meet non-discretionary outflows of cash. Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW	Three months ended June 30		Six months ended June 30	
	2022	2021	2022	2021
Cash flow from operating activities	$ 19,936	$ (40)	$ 40,429	$ (4,746)
Cash flow from investing activities	8,789	(28,337)	4,638	(76,893)
FREE CASH FLOW	$ 28,725	$ (28,377)	$ 45,067	$ (72,147)
Millions of shares outstanding – basic	253.3	237.7	250.6	235.9
Free cash flow per share – basic	$ 0.11	$ (0.12)	$ 0.18	$ (0.31)

CASH COST

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to external users in assessing operating performance. Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

CASH COST		Three months ended June 30		
		2022		2021
Cost of sales – operating costs	$	10,776	$	—
Related to previous quarter		(503)		—
Royalties		1,099		—
Silver sales		(197)		—
CASH COST	$	11,175	$	—
Ounces sold		25,431		—
Cash cost per ounce sold		439		N/A

ALL-IN SUSTAINING COST

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to external users in assessing operating performance and the Company's ability to generate free cash flow from current operations. Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

ALL-IN SUSTAINING COST		Three months ended June 30		
		2022		2021
Cost of sales – operating costs	$	10,776	$	—
Related to previous quarter		(503)		—
Royalties		1,099		—
Silver sales		(197)		—
Office and administration		2,551		—
Share based payments		538		—
Accretion of site closure provision		117		—
Amortization of site closure provision		119		—
Sustaining capital		658		—
Lease payments		123		—
ALL-IN SUSTAINING COST	$	15,281	$	—
Ounces sold		25,431		—
All-in sustaining cost per ounce sold		601		N/A

NEWS RELEASE

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company's 2022 guidance, including production, operating costs and capital costs; the closing of the Transaction with Gold Standard, including receipt of all necessary court, securityholder and regulatory approvals, and the timing thereof; the potential benefits of the Transaction to the Company; the results of the Phase 1 metallurgical program and the potential benefits thereof; potential development scenarios for the Sulphide Project; exploration and study work planned at the Sulphide Project for 2022; the Company's exploration plans, including timing, expenditures and the goals thereof; and the Company's upcoming milestones. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the Company following completion of the Transaction; completion of the Transaction, including receipt of securityholder, regulatory and court approvals; the price of gold, silver, and copper; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; the Company's reliance on Camino Rojo and risks associated with its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic; risks related to the Company's indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks; permitting risks; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo Plc with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; the Layback Agreement with Fresnillo Plc remaining subject to the transfer of surface rights; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; risks related to the Company's history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company's ability to identify, complete, and successfully integrate acquisition, including the Company's ability to integrate the acquisition of Gold Standard; dividend risks; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; risks associated with executing the Company's objectives and strategies, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2022, which are available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign

private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.